UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                 SCHEDULE 13E-3

                     Rule 13e-3 Transaction Statement under
              Section 13(e) of the Securities Exchange Act of 1934


                                (Amendment No. 4)


                                   ----------
                                   JOULE INC.
                                (Name of Issuer)
                                   ----------
                                   JOULE INC.
                          JAC ACQUISITION COMPANY, INC.
                              EMANUEL N. LOGOTHETIS
                               NICK M. LOGOTHETIS
                                STEVEN LOGOTHETIS
                                HELEN LOGOTHETIS
                                JULIE LOGOTHETIS
                              JOHN G. WELLMAN, JR.

                      (Name of Person(s) Filing Statement)
                                   ----------
                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                   ----------
                                    481109106
                      (CUSIP Number of Class of Securities)
                                   ----------
                               Bernard G. Clarkin
                             Chief Financial Officer
                                   Joule Inc.
                               1245 Route 1 South
                            Edison, New Jersey 08837
                                 (732) 548-5444
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

                               John H. Denne, Esq.
                              Winston & Strawn LLP
                                 200 Park Avenue
                            New York, New York 10166

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                                 (212) 294-6700

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.      [ ] A tender offer.

d.      [ ] None of the above.


        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction [X]


Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation*              Amount of Filing Fee*
$ 1,780,131.20                                               $ 225.54
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the amount of the filing fee only. Calculated as $1,781,131.20, which is the product of 1,047,136 shares of the issuer's common stock, par value $0.01 per share to be converted in the merger into the right to receive cash, and $1.70, the per share merger consideration. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on January 26, 2004, equals .012670% of the transaction valuation.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $225.54
Form or Registration No.: Schedule 14C
Filing Party: Joule Inc.
Date Filed:   March 23, 2004

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                                  INTRODUCTION


         This Amendment No. 4 to Schedule 13E-3 ("Final Amendment") amends and supplements the Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission ("SEC") on March 23, 2004, as amended by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on May 5, 2004, and amended by Amendment No. 2 to the Schedule 13E-3 filed with the SEC on June 14, 2004, and amended by Amendment No. 3 to the Schedule 13E-3 filed with the SEC on July 23, 2004, in connection with the Agreement and Plan of Merger dated March 19, 2004 (the "Merger Agreement") between Joule Inc., ("Joule") and JAC Acquisition Company, Inc. ("JAC"), a Delaware corporation owned by Emanuel
N. Logothetis, the founder, Chairman of the Board and Chief Executive Officer of Joule, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of Joule (collectively, the "JAC Group").

         This Final Amendment is being filed by Joule, the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, JAC and the members of the JAC Group. Joule previously filed with the SEC a definitive Information Statement on Schedule 14C pursuant to Rule 14C of the Securities Exchange Act of 1934, as amended, containing information with respect to the Merger Agreement. This Final Amendment reports the consummation of the transactions contemplated by the Merger Agreement. The Certificate of Merger was filed with the Delaware Secretary of State on August 13, 2004 (the "Effective Time"). At the Effective Time, JAC merged with and into Joule, with Joule as the surviving corporation. Each share of Joule common stock, other than shares held by the members of the JAC Group and shares held by stockholders who perfect appraisal rights under Delaware law, was converted into the right to receive $1.70 per share, in cash, without interest.

         At the Effective Time, Joule common stock ceased to be traded on the American Stock Exchange and became eligible for deregistration under the Securities Exchange Act of 1934, as amended. Joule intends to deregister its common stock as soon as possible.


Item 16. Exhibits.


         (a) (2)  Press Release of Joule Inc., dated August 13, 2004.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Joule Inc.

                                 By: /s/Bernard G. Clarkin
                                     ---------------------
                                     Bernard G. Clarkin
                                     Vice President, Chief Financial Officer and
                                     Secretary

                                 JAC Acquisition Company, Inc.


                                 By: /s/Emanuel N. Logothetis
                                     ------------------------
                                     Emanuel N. Logothetis
                                     Chairman of the Board


                                 By: /s/Emanuel N. Logothetis
                                     ------------------------
                                     Emanuel N. Logothetis


                                 By: /s/Nick M. Logothetis
                                     ---------------------
                                     Nick M. Logothetis


                                 By: /s/Steven Logothetis
                                     --------------------
                                     Steven Logothetis


                                 By: /s/Helen Logothetis
                                     -------------------
                                     Helen Logothetis


                                 By: /s/Julie Logothetis
                                     -------------------
                                     Julie Logothetis


                                 By: /s/John G. Wellman, Jr.
                                     -----------------------
                                     John G. Wellman, Jr.


                                 August 13, 2004


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                                  EXHIBIT INDEX

Exhibit No.              Description


  (a) (2)                Press Release of Joule Inc., dated August 13, 2004.


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